Exhibit 99.2

Nano Dimension Signs Term Sheet with Infinite Epigenetics to Form a Publicly Traded, AI-Powered Preventive Health and Diagnostics Company

•	Nano Dimension Conducted a Rigorous Multi-Month Strategic Review, Assessing Approximately 20 Companies Before Selecting Infinite Epigenetics as the Most Compelling Path to Long-Term Value Creation

•	Proposed Combination Would Deploy Nano Dimension’s Capital Base and Nasdaq listing into a High-Growth Healthcare AI Opportunity

•	Existing Nano Shareholders Expected to Retain Meaningful Minority Ownership in Combined Company on a Stated Value for Nano Dimension’s Shares that Reflects a 20% Premium to Nano Dimension’s Estimated Net Cash at Closing

•	Infinite Epigenetics Transaction Value of $890 million

•	Infinite Epigenetics Targets a $90B+ U.S. Clinical Diagnostics Market Opportunity Across its Core Disease States, Combining One of the Largest Private Epigenetic Datasets with a Proprietary Biological AI Platform to Provide Earlier Warning of Disease Risk

•	Platform Includes Revenue-Generating Diagnostics Operations with 120,000+ Epigenetic Samples Collected Since 2020

•	Nano and Infinite Epigenetics to Host Conference Call Today at 8:30 AM ET

WALTHAM, Mass., June 15, 2026 — Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension,” “Nano”) today announced it has entered into a non-binding term sheet for a proposed business combination (“combination”) with Infinite Epigenetics™ (“Infinite Epigenetics,” “Infinite”), an artificial intelligence (“AI”)-powered preventive health and diagnostics company building a proprietary biological AI platform to read, interpret, and apply epigenetic signals at scale.

Epigenetics is the science of gene expression, shaped by lifestyle, aging, stress, and environmental factors. While traditional genetics dictates the exact sequence of one's DNA, epigenetics serves as a set of switches that can turn genes "on" or "off" without altering the underlying code. Epigenetic gene expression represents approximately 80% of one’s health, while their underlying DNA code accounts for the remaining approximately 20%. Infinite Epigenetics’ proprietary biological AI foundation model is trained on the epigenome, the operating system of the body, and reads more than 1 million epigenetic signals from a single test. Every test processed by the platform delivers actionable insights for both clinicians and patients. Furthermore, these tests strengthen the model, improving its ability to detect and predict disease earlier.

Infinite Epigenetics was co-founded by Dr. Matthew Dawson, Dr. Michael Mallin, and Brad Keywell, an entrepreneur and Original Investor and Board Member of Tempus AI, Inc. (Nasdaq: TEM). Infinite Epigenetics is building a proprietary biological AI platform that leverages the technology, proprietary data and commercial operations of its subsidiaries, TruDiagnostic, its CLIA-certified laboratory founded in 2019, and Tally Health, a consumer longevity and preventative health company founded in 2021. While the Infinite Epigenetics name and platform are relatively new, they are anchored in established operating businesses with meaningful commercial traction.

David Stehlin, Chief Executive Officer of Nano Dimension, said: “Infinite Epigenetics represented the most attractive opportunity for us to enhance shareholder value. Together with our financial advisor, Houlihan Lokey, we conducted a thorough review of approximately 20 potential opportunities across multiple sectors over many months. The company checked the key boxes we were looking for: a proven technology platform with: revenue-generating operations; a large, growing addressable market; world-class customers and partners; and a strong leadership team, experienced board members, and highly accomplished investors. We believe Infinite Epigenetics has the potential to become a category-defining company at the intersection of healthcare, biological data and AI, and that the proposed business combination would create a clear and compelling path for long-term shareholder value creation.”

As we approach the culmination of Phase 3 of Nano Dimension’s strategic plan to maximize long-term shareholder value, the proposed combination would deploy Nano’s capital base, Nasdaq platform and strategic flexibility into a high-growth healthcare AI opportunity. The transaction is intended to provide Nano shareholders with exposure to a significantly larger addressable market, while providing Infinite Epigenetics with the publicly traded company platform and resources to accelerate its mission.

Robert Pons, Chairman of Nano Dimension, said: “The proposed business combination with Infinite Epigenetics represents the next major step in Nano’s strategic plan. We believe Infinite Epigenetics offers a compelling opportunity with meaningful long-term potential, and one that we are confident can deliver lasting value for our shareholders.”

Infinite is initially focused on four major chronic diseases: cardiovascular disease, Type 2 diabetes, chronic obstructive pulmonary disease (“COPD”) and metabolic dysfunction-associated steatotic liver disease (“MASLD,” formerly known as fatty liver disease). These diseases impact more than 4 billion people worldwide and chronic diseases account for more than $4 trillion in annual healthcare costs that could be reduced through earlier and more accurate diagnosis. Infinite pairs one of the largest private collections of epigenetic data with its biological AI foundation model to address these conditions at scale.

Through TruDiagnostic and Tally Health, Infinite Epigenetics has built revenue-generating commercial diagnostics operations, collected more than 120,000 epigenetic samples since 2020, and developed a proprietary DNA methylation dataset. Since TruDiagnostic’s founding, the business has generated growing revenue while expanding its testing capabilities, research relationships, and commercial applications. Infinite has also built extensive biological and technical intellectual property (“IP”) and maintains research collaborations with leading institutions, including Harvard, Yale, Duke, Stanford, and others.

Brad Keywell, Co-Founder of Infinite Epigenetics and Original Investor and Board Member of Tempus AI, said: “We believe the most valuable healthcare AI platforms will be built on proprietary biological data, leveraging AI for novel discoveries and insights. Infinite Epigenetics has the opportunity to bring that platform logic to epigenetics, one of the most powerful and dynamic data layers in medicine.”

Transaction Overview

Under the term sheet, the proposed transaction contemplates that Nano Dimension, or a successor publicly traded company, would acquire 100% of the equity interests of Infinite Epigenetics through a merger, consolidation or other transaction structure to be mutually agreed by the parties. Upon closing of the proposed transaction, if any, the combined company is expected to operate under the Infinite Epigenetics name and continue trading on the Nasdaq Capital Market under the proposed ticker symbol “IEAI.”

Existing Nano Dimension shareholders are expected to retain a meaningful minority ownership interest in the combined company based on a stated value for Nano shares that reflects a 20% premium to Nano Dimension’s estimated net cash at closing, subject to final negotiation and execution of a definitive agreement. The parties expect that the combined company will have over $400 million in cash at closing, which the parties believe will provide ample runway and financial flexibility as Infinite Epigenetics advances toward positive cash flow, without the need for additional capital raises.

Nano believes this structure provides existing shareholders with value recognition for its cash position and listing and enables them to participate in the potential upside of a high-growth healthcare AI opportunity.

Additionally, the pre-combination Nano Dimension shareholders would receive a contingent value right (“CVR”) entitling them to certain net proceeds, if any, received by a newly formed entity and liquidation trust from the disposition of certain Nano legacy assets following the closing of the combination.

The term sheet provides for a 30-day period of mutual exclusivity, during which Nano Dimension will conduct confirmatory due diligence on Infinite Epigenetics, and the parties will finalize the terms of a definitive merger agreement.

Dr. Matthew Dawson, Co-Founder and Chief Executive Officer of Infinite Epigenetics, is expected to serve as Chief Executive Officer of the combined company. The board is expected to include representatives designated by Nano, as well as key Infinite Epigenetics leaders and directors, including Brad Keywell, an entrepreneur and Original Investor and Board Member of Tempus AI; U.S. Navy Vice Admiral (Ret.) Raquel C. “Rocky” Bono, M.D., member of the Board of Directors of Humana and former Chief Executive Officer and Director of the Defense Health Agency; Dr. Matthew Dawson; Dr. Michael Mallin; and other directors to be mutually agreed upon by the parties.

Nano Dimension expects to announce additional details regarding the proposed business combination if and when a definitive agreement is executed.

No assurance can be made that the parties will successfully negotiate and enter into a definitive agreement, or that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all. Any transaction would be subject to the completion of satisfactory due diligence, the negotiation of a definitive agreement and related ancillary agreements, satisfaction of conditions negotiated therein, Board of Directors and shareholder approvals, regulatory approvals, and other customary conditions.

Strategic Rationale

Exact Sciences helped demonstrate that molecular diagnostics can scale in the public markets. GRAIL helped validate the potential of methylation-based testing from blood. Tempus AI helped demonstrate the power of proprietary clinical data and AI to create a new category in precision medicine. Nano believes Infinite Epigenetics represents a potential “Digital Health 3.0” platform: moving beyond traditional disease detection toward AI-enabled interpretation of biological signals that can support earlier, more proactive health insights.

Nano believes the combination creates a differentiated AI-powered diagnostics and preventive health platform with a durable, self-reinforcing competitive moat. Each test processed adds to Infinite's proprietary biological dataset, compounding its value across clinical diagnostics, consumer longevity, pharma data, and enterprise health applications over time.

Dr. Matthew Dawson, Co-Founder and Chief Executive Officer of Infinite Epigenetics, said: “Our mission is to help move healthcare from reactive to proactive by giving clinicians and individuals earlier insight into what the body is signaling, often before symptoms appear. Detecting risk sooner is how we change outcomes for the chronic diseases that affect billions of people, and epigenetics gives us a dynamic, real-time view of that biology. The proposed combination with Nano Dimension would provide the capital and strategic flexibility to bring these insights to people at scale.”

Infinite Epigenetics Leadership

Infinite Epigenetics is led by a team of healthcare, technology, and AI entrepreneurs, scientists, and operators with experience building, scaling, and exiting category-defining companies. The founding team and leadership have collectively founded more than 10 companies, participated in prior ventures representing more than $20 billion of aggregate exit value, and contributed to more than 50 peer-reviewed studies.

Investor Presentation

An investor presentation containing additional information regarding this transaction is available here.

Conference Call and Webcast

Nano Dimension and Infinite Epigenetics will host a conference call and webcast today, June 15, 2026, at 8:30 a.m. ET to discuss the proposed business combination, strategic rationale, and Infinite Epigenetics’ AI-powered preventive health and diagnostics platform.

Participants can pre-register for the conference call in order to receive dial in information via this link: https://dpregister.com/sreg/10209845/10437fe0ae2

Participants can also dial-in/connect by following the below:

Listen in via U.S. dial-in: 1-844-695-5517

Listen via international dial-in: 1-412-902-6751

Listen via Israel toll free: 1-80-9212373

Listen via webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=x3sIKph8

For those unable to participate in the conference call, a replay of the webcast and investor presentation will be available on Nano Dimension’s investor relations website following the conclusion of the call.

Advisors

Paul Hastings LLP is serving as legal counsel to Nano Dimension and Houlihan Lokey is serving as Nano Dimension's financial advisor. Latham & Watkins LLP is serving as legal counsel to Infinite Epigenetics and Wells Fargo Securities is serving as financial advisor and capital markets advisor to Infinite Epigenetics.

About Nano Dimension Ltd.

Nano Dimension Ltd. (Nasdaq: NNDM) has historically delivered advanced digital manufacturing technologies serving customers across the defense, aerospace, automotive, electronics and medical device industry segments. Following a strategic review process initiated in 2025, the Company has focused on streamlining its operations, reducing cash burn, monetizing product lines and evaluating opportunities to deploy its capital base and publicly traded company platform into a more compelling long-term value creation opportunity. Nano Dimension continues to operate its remaining product lines, while the Company advances its strategic plan and evaluates the proposed business combination with Infinite Epigenetics. For more information, please visit www.nano-di.com.

About Infinite Epigenetics

Infinite Epigenetics is an AI-powered, preventive health and diagnostics company building a proprietary biological AI platform to read, interpret, and apply epigenetic signals at scale. Powered by one of the world’s largest private DNA methylation datasets and supported by a deep body of peer-reviewed research, the company partners with biotech innovators, researchers, and healthcare organizations to translate epigenetic insights into actionable diagnostic and clinical applications. Its operating portfolio includes TruDiagnostic™, a CLIA-certified laboratory and clinical epigenetic testing company, and Tally Health™, a consumer longevity and preventive health company. For more information, visit www.infiniteepigenetics.com.

infiniteepigenetics.com

trudiagnostic.com

tallyhealth.com

prnewswire.com/news/trudiagnostic

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano Dimension’s strategic plan, strategic alternatives review process, expectations on the timing, economics and success of the proposed business combination, beliefs regarding the future success and long-term growth opportunities of Infinite Epigenetics and the combined company, expectations for the structure of the proposed business combination, belief that deploying Nano’s capital and publicly traded company platform into a high growth healthcare and data business offers a more compelling path to long-term value creation than continuing to scale within the advanced digital manufacturing sector, and all other statements other than statements of historical fact that address activities, events or developments that Nano Dimension intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements may be characterized by terminology such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “continue,” “likely,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, the Company cautions shareholders that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including, but not limited to (i) the risk that Nano Dimension and Infinite Epigenetics are unable to negotiate and enter into a definitive agreement for the proposed combination; (ii) the risk that the conditions to the closing (including any necessary shareholder approvals) are not satisfied; (iii) uncertainties as to the timing of the consummation of the proposed combination and the ability of each of Nano Dimension and Infinite Epigenetics to consummate the proposed combination; (iv) effect of the announcement of the proposed combination on the ability of Nano Dimension and Infinite Epigenetics to continue to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (v) risks related to the failure or delay in obtaining required approvals from any governmental or regulatory entity necessary to consummate the proposed combination; (vi) changes in the exchange ratio that could cause Nano Dimension’s shareholders and Infinite Epigenetics’ stockholders to own more or less of the combined company than is currently anticipated; (vii) risks related to the market price of Nano Dimension’s shares relative to the value suggested by the term sheet; (viii) unexpected costs, charges or expenses resulting from the proposed combination; (ix) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the definitive agreement for the proposed combination and the other agreements entered into in connection therewith; (x) the possibility that holders of CVRs may never receive any proceeds therefrom; (xi) changes in demand for Nano Dimenson’s or Infinite Epigenetics’ products and services; (xii) global market, political and economic conditions, and conditions in the countries in which Nano Dimension and Infinite Epigenetics operate; (xiii) the impact of changes in law and government regulations; (xiv) competition in the epigenetics health industry; (xv) the risk of litigation, including any proceedings that may be instituted against Nano Dimension or Infinite Epigenetics related to the proposed combination; (xvi) the impact of rapid technological change in the epigenetics health industry; and (xvii) those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2026, and in any subsequent filings with the SEC.

Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Additional Information and Where to Find It

The Company has filed a preliminary proxy statement and intends to file a proxy statement and WHITE proxy card with the SEC in connection with its solicitation of proxies for an extraordinary general meeting of shareholders that will include, among other proposals, a proposal to approve on a non-binding advisory basis a resolution regarding the continuation of Nano Dimension’s strategic alternatives review process including any related transaction approved by the Board (the “Extraordinary General Meeting”). THE COMPANY’S SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND THE ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Shareholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by the Company with the SEC without charge from the SEC’s website at www.sec.gov.

This communication also relates to a proposed combination involving Nano Dimension and Infinite Epigenetics and may be deemed to be solicitation material in respect of the proposed combination. In connection with the proposed combination, Nano Dimension intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement of Nano Dimension that will constitute a prospectus with respect to shares of Nano Dimension’s stock to be issued in the proposed combination (the “Proxy Statement/Prospectus”). Nano Dimension may also file other documents with the SEC regarding the proposed combination. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Nano Dimension may file with the SEC. INVESTORS AND SECURITYHOLDERS OF NANO DIMENSION AND INFINTE EPIGENETICS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY NANO DIMENSION WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS. Nano Dimension shareholders and Infinite Epigenetics stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Nano Dimension, Infinite Epigenetics and the proposed combination that will be filed with the SEC by Nano Dimension through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Nano Dimension will also be available free of charge on Nano Dimension’s website at https://investors.nano-di.com/sec-filings-1/default.aspx or by contacting Nano Dimension’s investor relations department by email at ir@nano-di.com.

Participants in the Solicitation

The Company, the President, Chief Executive Officer and Director, David Stehlin, and each of its non-employee directors (namely, Robert Pons; Phillip Borenstein; Dr. Joshua Rosensweig and Andrew Sriubas) are deemed to be “participants” (as defined in Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at the Extraordinary General Meeting. Information about the compensation of our non-employee Directors is set forth in the sections titled “Director Compensation” and “Director Compensation Table” in the Company’s Annual Report, at pages 54-56, and is available here. Information about the compensation of our President, Chief Executive Officer, and Director, David Stehlin, is set forth in the section titled “Executive Compensation” in the Annual Report, at pages 56-64, and is available here. Information regarding the participants’ holdings of the Company’s securities can be found in the section titled “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” in the Company’s Annual Report on pages 64-65 and is available here, and as updated in the filings referenced below. Supplemental information regarding the participants’ holdings of the Company’s securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on May 29, 2026 for Mr. Stehlin (available here) and June 12, 2026 (available here). Such filings are available on the Company’s website at https://investors.nano-di.com/sec-filings-1/default.aspx or through the SEC’s website via the links referenced above.

Updated information regarding the participants’ direct or indirect interests, by security holdings or otherwise, is be set forth in the Company’s preliminary proxy statement on Schedule 14A and will be set forth in the Company’s definitive proxy statement and other materials to be filed with the SEC in connection with the Extraordinary General Meeting.

Nano Dimension and its directors and executive officers may be deemed to be “participants” (as defined in Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from Nano Dimension’s shareholders in connection with the proposed combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Nano Dimension’s shareholders in connection with the proposed combination will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed combination, which is expected to be filed with the SEC by Nano Dimension. Investors and securityholders of Nano Dimension and Infinite Epigenetics are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by Nano Dimension carefully and in their entirety when they become available because they will contain important information about the proposed combination.

Contacts

Investors:

Purva Sanariya

Director, Investor Relations

ir@nano-di.com

Media:

Samuel Manning

Principal Manager, External Communications

press@nano-di.com